POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended April 30, 2016

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	April 30,	January 31,
	2016	2016

ASSETS

Current
Cash	$1,879	$10,256
Amounts receivable	454	429
Prepaid expenses	949	1,285
	3,282	11,970
Non-Current
Amounts receivable (Note 5)	2,211	2,153
Mineral Property, Plant and Equipment (Notes 3 and 4)	333,174	321,649
Wetland Credit Intangible (Note 5)	1,888	1,888

Total Assets	340,555	337,660

LIABILITIES

Current
Accounts payable and accrued liabilities	3,026	3,348
Convertible debt (Notes 7 and 8)	37,442	-
Non-convertible debt (Notes 7 and 9)	49,840	4,962
Environmental rehabilitation provision (Note 6)	1,913	1,498
	92,221	9,808
Non-Current
Convertible debt (Notes 7 and 8)	-	35,986
Non-convertible debt (Notes 7 and 9)	-	43,023
Environmental rehabilitation provision (Note 6)	64,967	64,186

Total Liabilities	157,188	153,003

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	243,091	242,917
Share Premium	1,151	1,151
Equity Reserves	54,647	53,759
Deficit	(115,522)	(113,170)

Total Shareholders’ Equity	183,367	184,657

Total Liabilities and Shareholders’ Equity	$340,555	$337,660

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

Subsequent Event (Note 15)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares and loss per share

	Three months ended April 30,
	2016	2015

General and Administrative Expenses
Salaries and benefits	$314	$323
Share-based compensation (Note 10)	627	126
Director fees and expenses	74	74
Professional fees	154	126
Filing and regulatory fees	104	54
Investor and public relations	386	436
Travel	69	81
Rent and other office expenses	62	67
Insurance	42	48
Amortization	8	8
	1,840	1,343

Other Expenses (Income)
Finance costs - net (Note 11)	537	372
Gain on foreign exchange	(10)	(2)
Loss on disposal of Wetland Credit Intangible (Note 5)	-	1,852
Rental income	(15)	(7)
	512	2,215

Loss for the Period	2,352	3,558

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(56)	(16)
Other Comprehensive Income for the Period	(56)	(16)

Total Comprehensive Loss for the Period – Net of Tax	2,296	3,542

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	277,679,075	276,470,266

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for number of shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Total comprehensive loss for the year	-	-	-	-	16	16	(3,558)	(3,542)
Payment of land purchase options (Note 10)	38,321	49	-	-	-	-	-	49
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	346	-	346	-	346
Bonus share cost amortization (Note 10)	-	-	-	105	-	105	-	105
Balance - April 30, 2015	276,505,583	$241,662	$3,007	$52,031	$16	$52,047	$(107,382)	$189,334

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the year	-	-	-	-	56	56	(2,352)	(2,296)
Payment of land purchase options (Note 10)	54,946	50	-	-	-	-	-	50
Vesting of restricted shares and RSU’s (Note 10)	115,888	124	-	(124)	-	(124)	-	-
Share-based compensation (Note 10)	-	-	-	880	-	880	-	880
Bonus share cost amortization (Note 10)	-	-	-	76	-	76	-	76
Balance - April 30, 2016	277,727,916	$243,091	$1,151	$54,392	$255	$54,647	$(115,522)	$183,367

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended April 30,
	2016	2015

Operating Activities
Loss for the period	$(2,352)	$(3,558)
Items not involving cash:
Amortization	8	8
Environmental rehabilitation provision accretion (Note 6)	388	369
Share-based compensation (Note 10)	627	126
Unrealized gain on foreign exchange	(17)	(2)
Loss on disposal of wetland credit intangible (Note 5)	-	1,852
Changes in non-cash working capital
Amounts receivable	(27)	(74)
Prepaid expenses	336	(18)
Accounts payable and accrued liabilities	(499)	(215)
Net cash used in operating activities	(1,536)	(1,512)

Financing Activities
Debenture funding, net of costs (Notes 7 and 9)	-	7,954
Net cash provided by financing activities	-	7,954

Investing Activities
Property, plant and equipment purchases (Note 4)	(6,858)	(5,706)
Wetland credit intangible purchases (Note 5)	-	(100)
Net cash used in investing activities	(6,858)	(5,806)

Net Increase (Decrease) in Cash	(8,394)	636
Effect of Foreign Exchange on Cash	17	2
Cash - Beginning of period	10,256	9,301
Cash - End of period	$1,879	$9,939

Supplementary information:
Accounts payable and accrued liabilities related to PP&E	$179	$988
Debt accretion and capitalized interest (Notes 7, 8, and 9)	3,311	716
Share-based compensation related to PP&E (Note 10)	253	220
Bonus share amortization related to PP&E (Note 10)	76	105
Fair value of shares issued for land options	$50	$49

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

1.	Nature of Business and Liquidity

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998. Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering Pty Ltd and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under National Instrument 43-101 incorporating numerous project improvements was filed in January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time. As at April 30, 2016, the Company had cash of $1.879 million and a working capital deficiency of $88.939 million primarily due to the $37.442 million secured convertible debt and $44.789 million secured non-convertible debt due March 31, 2017 to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability. Subsequent to the quarter end, the Company agreed on June 2, 2016 to issue to Glencore secured debentures with the total principal amount of $14.0 million. See note 15 for additional details.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the record of support from shareholders (see Notes 7, 8, 9, and 15) and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months. While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again. Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations and the metals markets.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2016. These condensed interim consolidated financial statements were approved by the Board of Directors on June 14, 2016.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid to April 30, 2016. The next payment is due in January 2017.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.525 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to April 30, 2016. The next payment is due in November 2016.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.129 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange (see Note 9a).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2016	$321,559	$90	$321,649
Additions	10,489	4	10,493
Changes to environmental rehabilitation provision (Note 6)	1,050	-	1,050
Amortization	-	(18)	(18)
Balance at April 30, 2016	$333,098	$76	$333,174

	April 30,	January 31,
NorthMet	2016	2016
Mineral property acquisition and interest costs	$56,326	$53,041
Mine plan and development	45,823	45,422
Environmental	101,200	95,709
Consulting and wages	46,760	45,770
Reclamation and remediation (Note 6)	63,235	62,185
Site activities	18,805	18,483
Mine equipment	949	949
Total	$333,098	$321,559

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option on November 15, 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, administrative offices on site and 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the three months ended April 30, 2016, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $3.311 million (April 30, 2015 - $0.716 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to April 30, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangibles are as follows:

	Three months ended	Year ended
	April 30, 2016	January 31, 2016
Wetland Credit Intangible – beginning of period	$1,888	$6,192
Additions	-	100
Disposals	-	(4,404)

Wetland Credit Intangible – end of period	$1,888	$1,888

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.

As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired on December 31, 2015.

On April 6, 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial instrument has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company will account for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Details of the EIP receivable are as follows:

	Three months ended	Year ended
	April 30, 2016	January 31, 2016
EIP Receivable – beginning of period	$2,517	$-
Initial recognition	-	2,552
Collections from EIP	-	(250)
Accretion	56	192
Gain on re-measurement	-	23
EIP Receivable – end of period	2,573	2,517
Less current portion	(362)	(364)

Non-current portion	$2,211	$2,153

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Three months ended	Year ended
	April 30, 2016	January 31, 2016
Environmental Rehabilitation Provision – beginning of period	$65,684	$72,260
Change in estimated liability	-	(4,230)
Liabilities discharged	(242)	(970)
Accretion expense	388	1,663
Change in risk-free interest rate	1,050	(3,039)
Environmental Rehabilitation Provision – end of period	66,880	65,684
Less current portion	(1,913)	(1,498)

Non-current portion	$64,967	$64,186

Federal, state and local laws and regulations concerning environmental protection affect the Company’s NorthMet assets. As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company’s provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications to January 31, 2015, amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. Additional communications amongst the parties during the year ended January 31, 2016 led to further understanding of the water quality requirements and permissible mitigation plans resulting in a $4.2 million decrease to the provision during the year ended January 31, 2016.

The Company’s best estimate of the environmental rehabilitation provision at April 30, 2016 was $66.9 million (January 31, 2016 - $65.7 million) based on estimated cash flows required to settle this obligation in present day costs of $69.3 million (January 31, 2016 - $69.5 million), an annual inflation rate of 2.00% (January 31, 2016 – 2.00%) and a risk-free interest rate of 2.26% (January 31, 2016 – 2.36%). Payments are expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•	Convertible debt – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (together the “2008 Debentures”) (see Note 8);

•

Equity – four separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; and a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering;

•

Non-convertible debt – two separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches (the “2015 Debentures”) and $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche (the “2016 Debenture”) (see Note 9b);

•

Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•

Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.4% of PolyMet's issued shares;

•

2008 Debentures exchangeable through the exercise of an Exchange Warrant at $1.2920 per share into 28,980,659 common shares of PolyMet (including capitalized and accrued interest as at April 30, 2016) until the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant. The exercise price of the Exchange Warrant and the number of shares issuable are subject to conventional anti-dilution provisions; and

•

Warrants (“Purchase Warrants”) to purchase 6,458,001 million common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”). The exercise price of the Purchase Warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 114,163,481 common shares of PolyMet, representing 36.5% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.1% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

8.	Convertible Debt

Details of the Convertible Debt are as follows:

		Year ended
	Three months ended	January 31,
	April 30, 2016	2016
Convertible Debt – beginning of period	$35,986	$33,451
Accretion and capitalized interest	1,456	2,535
Convertible Debt – end of period	37,442	35,986
Less current portion	(37,442)	-

Non-current portion	$-	$35,986

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4.0% through July 31, 2015, 12-month US dollar LIBOR plus 8.0% through December 31, 2015, and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option. At April 30, 2016, $12.442 million (January 31, 2016 - $10.986 million) of interest had been accreted and capitalized to the principal amount of the debenture since inception. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable. Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2016.

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	April 30,	January 31,
	2016	2016
IRRRB (Note 9a)	$5,051	$4,962
Glencore (Note 9b)	44,789	43,023
Total Non-Convertible Debt	49,840	47,985
Less current portion	(49,840)	(4,962)

Non-current portion	$-	$43,023

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

9.	Non-Convertible Debt - Continued

a)	IRRRB

In June 2011, the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"). At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the United States Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date on which the related land is exchanged with the USFS. The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until June 30, 2016. During the three months ended April 30, 2016, the Company recorded $0.089 million for accretion and capitalized interest on the IRRRB loan (April 30, 2015 - $0.085 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2016.

b)	Glencore

On January 30, 2015, the Company issued $8.0 million Tranche F secured debentures, on April 15, 2015 it issued $8.0 million Tranche G secured debentures, on July 1, 2015 it issued $8.0 million Tranche H secured debentures, and on October 1, 2015 it issued $6.0 million Tranche I secured debentures to Glencore. Each of the Tranche F-I debentures bore interest at 12-month US dollar LIBOR plus 8.0% through December 31, 2015 and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. On December 15, 2015 the maturity date was extended from the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016 to the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

On January 27, 2016, the Company issued $11.0 million Tranche J secured debentures to Glencore that bears interest at 12-month US dollar LIBOR plus 15.0%. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

During the three months ended April 30, 2016, the Company recorded $1.766 million for accretion and capitalized interest on the Glencore non-convertible debentures (April 30, 2015 - $0.242 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2016.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital

a)	Share Issuances for Land Acquisition

During the three months ended April 30, 2016 the Company issued 54,946 shares (April 30, 2015 – 38,321 shares) to maintain land purchase options.

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended April 30, 2016, the Company recorded $0.880 million for share-based compensation (April 30, 2015 - $0.346 million) with $0.627 million expensed to share-based compensation (April 30, 2015 - $0.126 million) and $0.253 million capitalized to mineral property, plant and equipment (April 30, 2015 - $0.220 million). The offsetting entries were to equity reserves. Total share-based compensation for the period comprised $0.685 million for share options (April 30, 2015 - $0.133 million) and $0.195 million for restricted shares and restricted share units (April 30, 2015 - $0.213 million). Vesting of restricted share units during the period resulted in $0.124 million being transferred from equity reserves to share capital (April 30, 2015 - $0.124 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of share options are as follows:

	Three months ended		Year ended
	April 30, 2016		January 31, 2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of period	18,975,002	$1.29	21,085,002	$1.33
Granted	2,577,000	0.76	338,000	1.50
Exercised	-	-	(275,000)	0.79
Expired	(2,140,000)	1.76	(2,173,000)	1.59
Outstanding – end of period	19,412,002	$1.19	18,975,002	$1.29

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2016 of 1.00 US$ = 1.25526 CDN$.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Three months ended	Year ended
	April 30, 2016	January 31, 2016
Risk-free interest rate	1.01%	0.93%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.88%	49.61%
Expected life in years	2.50	2.50
Weighted average fair value of each option	$0.27	$0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at April 30, 2016 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	7,187,000	6,303,667	$0.75	5.02
0.9300 to 1.1500	7,632,002	7,632,002	1.02	5.66
1.5000 to 1.9907	1,928,000	1,928,000	1.66	3.98
2.1422 to 2.4886	965,000	765,000	2.31	1.52
2.5059 to 3.3990	1,700,000	1,527,500	2.64	1.21
	19,412,002	18,156,169	$1.19	4.66

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2016 of 1.00 US$ = 1.25526 CDN$.

As at April 30, 2016 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000). The outstanding share options have expiry periods between 0.14 and 8.20 years.

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of restricted shares and restricted share units are as follows:

	Three months ended	Year ended
	April 30, 2016	January 31, 2016
	Number of Restricted	Number of Restricted
	Shares and Restricted	Shares and Restricted
	Share Units	Share Units
Outstanding - beginning of period	990,471	2,130,286
Issued	1,226,521	-
Forfeited	-	(64,667)
Vested	(115,888)	(1,075,148)
Outstanding - end of period	2,101,104	990,471

As at April 30, 2016 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (Permits – 157,391; Production – 157,390; December 2016 – 559,802; February 2018 – 1,226,521).

During the three months ended April 30, 2016 there were no restricted share units settled with cash upon vesting (year ended January 31, 2016 – 254,125). The year ended January 31, 2016 also includes 41,667 restricted share units and 23,000 restricted shares forfeited upon individuals ceasing to be eligible persons under the Plan.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares. Details of bonus shares are as follows:

	Three months ended		Year ended
	April 30, 2016		January 31, 2016
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the three months ended April 30, 2016, the Company recorded $0.076 million amortization related to Milestone 4 bonus shares (April 30, 2015 – $0.105 million), which was capitalized to Mineral Property, Plant and Equipment.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Three months ended		Year ended
	April 30, 2016		January 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	6,919,287	$0.91	8,168,602	$1.35
Expiration (Note 5)	-	-	(1,249,315)	1.30
Glencore Adjustments	-	-	-	(0.48)
Outstanding – end of period	6,919,287	$0.91	6,919,287	$0.91

The outstanding share purchase warrants have expiry periods between 0.17 and 1.67 years.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended April 30,
	2016	2015
Interest expense:
Convertible debt (Notes 7 and 8)	$1,456	$389
Non-convertible debt (Notes 7 and 9)	1,855	327
Environmental rehabilitation provision accretion (Note 6)	388	369
Other finance costs	156	7
Total finance costs	3,855	1,092
Less: amounts capitalized on qualifying assets	(3,311)	(716)
Finance costs	544	376
Interest income:
Bank deposits	(7)	(4)
Finance income	(7)	(4)

Finance costs - net	$537	$372

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2016	2015
Salaries and other short-term benefits	$285	$273
Other long-term benefits	11	10
Share-based payment (1)	1,331	-
Total	$1,627	$283

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 28.4% of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the three months ended April 30, 2016, the Company recorded $nil (year ended January 31, 2016 - $3.350 million) for services under this agreement. Additional transactions with Glencore are described in Notes 7, 8, 9, and 15.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at April 30, 2016, the Company had firm commitments related to the environmental permitting process, land options, consultants, and rent of approximately $0.7 million with the majority due over the next year and the remainder due over the following year.

b)	As at April 30, 2016, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

14.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

The carrying values of each classification of financial instrument at April 30, 2016 are:

			Other
	Loans and	Available	financial	Total carrying
	receivables	for sale	liabilities	value
Financial assets
Cash	$1,879	$-	$-	$1,879
Amounts receivable	92	2,573	-	2,665
Total financial assets	1,971	2,573	-	4,544

Financial liabilities
Accounts payable and accrued liabilities	-	-	3,026	3,026
Convertible debt	-	-	37,442	37,442
Non-convertible debt	-	-	49,840	49,840
Total financial liabilities	$-	$-	$90,308	$90,308

The carrying values of each classification of financial instrument at January 31, 2016 are:

			Other
	Loans and	Available	financial	Total
	receivables	for sale	liabilities	carrying value
Financial assets
Cash	$10,256	$-	$-	$10,256
Amounts receivable	65	2,517	-	2,582
Total financial assets	10,321	2,517	-	12,838

Financial liabilities
Accounts payable and accrued liabilities	-	-	3,348	3,348
Convertible debt	-	-	35,986	35,986
Non-convertible debt	-	-	47,985	47,985
Total financial liabilities	$-	$-	$87,319	$87,319

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at April 30, 2016 and for the three months ended April 30, 2016
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

14.	Financial Instruments and Risk Management - Continued

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in Note 1.

15.	Subsequent Event

On June 2, 2016, the Company agreed to issue to Glencore secured debentures with the total principal amount of $14.0 million. The debentures bear interest at 12-month US dollar LIBOR plus 15.0% and are due on the earlier of March 31, 2017, availability of $100 million of debt or equity financing or an earlier date on which the Company can demonstrate it is prudent to repay the debentures.

The Tranche K Debenture in the amount of $3.0 million was issued on June 3, 2016. The Tranche L and M Debentures in the amounts of $8.0 million and $3.0 million, respectively, are to be issued on or before July 5, 2016 and August 1, 2016, respectively, provided the Company has presented and Glencore has accepted in its sole discretion, an interim financing plan to enable the Company to repay the debentures outstanding to Glencore and provide sufficient working capital to complete permitting of the Project.